Exhibit 2

Investor Contacts: Lior Shemesh, CFO +1.760.685.2007 lior.shemesh@alvarion.com	Press Contacts: In the U.S.: John Conrad +1.703.390.1538 conrad@merrittgrp.com
Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com	In the U.K.: Bridget Fishleigh 44. 7946.342.903 bridget@nomadcomms.com

Alvarion® Issues Statement Following Filing by Elron Electronic Industries Ltd.

Washington D.C., October 10, 2011 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market, today issued the following statement:

On October 9, 2011, following a story in a local publication in Israel, Elron Electronic Industries Ltd. (TASE:ELRN) submitted a filing to the Tel Aviv Stock Exchange and the Israel Securities Authority clarifying the status of discussions between Elron and Alvarion regarding the potential sale of Wavion Inc., a company in which Elron owns a 67% interest, to Alvarion.  The item in the local publication and the filing appeared in Hebrew.  Therefore, Alvarion wishes to clarify for all audiences that, as described in Elron’s filing, Elron and Alvarion have been in discussions regarding the possibility of a transaction, but there can be no assurance that the parties will reach an agreement, or that a transaction will be consummated or what the terms of such a transaction might be.

Alvarion also reiterated that its general company policy is not to comment on rumors or speculation and that it has no obligation to update this statement in the future.

About Alvarion

Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases by contacting Sivan Fafuri, Sivan.farfuri@alvarion.com or +972.3.767.4159. For more information visit the Investor section of the Alvarion website at http://www.alvarion.com/index.php/en/investors

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.